


05044505

BB 12/28

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 2 9 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 47731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

New Covenant Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hoffman 614-470-8024 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name)*

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 0 3 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Covenant Funds Distributor, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
New Covenant Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of New Covenant Funds Distributor, Inc., (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at September 30, 2005, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 23, 2005

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
September 30, 2005

Assets		
Cash	$	136,759
Prepaid expenses		19,008
Total assets	$	155,767
Liabilities and Stockholder's Equity		
Liabilities		
Accrued other expenses	$	11,256
Payable to affiliate		24,383
Total liabilities		35,639
Stockholder's equity		
Common stock, par value $1.00; 1,000 shares authorized, 10 shares issued and outstanding		10
Capital in excess of par value		109,990
Retained earnings		10,128
Total stockholder's equity		120,128
Total liabilities and stockholder's equity	$	155,767

The accompanying notes are an integral part of these financial statements.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended September 30, 2005

Revenues		
License fees	$	60,292
Total revenues		60,292
Expenses		
License expense		60,292
Administrative service fee to affiliate		3,200
Other expenses, primarily professional fees		18,181
Intangibles tax		972
Total expenses		82,645
Loss before income taxes		(22,353)
Income tax benefit		(7,520)
Net loss	$	(14,833)

The accompanying notes are an integral part of these financial statements.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, September 30, 2004	$ 10	$ 109,990	$ 24,961	$ 134,961
Net loss	-	-	(14,833)	(14,833)
Balances, September 30, 2005	$ 10	$ 109,990	$ 10,128	$ 120,128

The accompanying notes are an integral part of these financial statements.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended September 30, 2005

Cash flows from operating activities		
Net loss	$	(14,833)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in prepaid expenses		(13,863)
Increase in accrued other expenses		10,335
Increase in payable to affiliate		16,291
Net cash used in operating activities		(2,070)
Cash flows from investing activities		
Sale of investments		2,070
Net cash provided by investing activities		2,070
Net change in cash		-
Cash at beginning of year		136,759
Cash at end of year	$	136,759

The accompanying notes are an integral part of these financial statements.

1. Organization

New Covenant Funds Distributor, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company serves as distributor and underwriter for New Covenant Funds (the "Funds") and as a result substantially all of the revenue is earned from the Funds.

The Company's shareholder has entered into a Stock Purchase Agreement dated as of July 22, 2005 under which it will sell all of the outstanding shares of capital stock of the Company. The closing date will take place five business days after regulatory approval is received, which is expected to occur during the first half of calendar year 2006. The Company expects that proceeds from the transaction will exceed carrying value.

2. Summary of Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceeds the amount of deposit insurance available. Management periodically assesses the financial condition of the institution and believes that any potential credit loss is minimal.

Revenue Recognition

As the Funds' distributor, the Company incurs certain expenses, primarily NASD fees, for the registration of registered representatives and advertising approvals. The Company receives reimbursement from the Funds' Advisor for these expenses. The Company records the payment of these expenses as "License expense" and records the reimbursement as "License fees".

The Funds pay commissions to the Company for the sale of certain classes of shares based on a percentage of the value of the shares sold. The Company, in turn, pays these commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expenses such that net commission income is zero.

Intangibles Tax

The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes

BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company. There are no state income taxes payable by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

3. Related Party Transactions

During the fiscal year ended September 30, 2005, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fees would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a broker-dealer registered to engage in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital under the Rule of $101,120, which was $76,120 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2005 was 0.35 to 1.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k) (1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an agreement with the Funds under which it provides distribution services. The agreement remains in place until terminated by either party. The Funds do not have 12b-1 plans.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
September 30, 2005

Total stockholder's equity from statement of financial condition		$ 120,128
Deductions		
Nonallowable assets		
Prepaid expenses	$ 19,008	19,008
Net capital		101,120
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		25,000
Excess net capital		$ 76,120
Total aggregate indebtedness		$ 35,639
Percentage of aggregate indebtedness to net capital		35%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report.

New Covenant Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

September 30, 2005

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
New Covenant Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of New Covenant Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 23, 2005

New Covenant Funds Distributor, Inc.


SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2005
WASH. D.C.
185
SECTION

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

September 30, 2005